                                                                     Rule 424(b)
                                                           (File No. 333-110231)
                                   Prospectus


                              STONEPATH GROUP, INC.


                        6,029,048 shares of common stock


         The selling shareholders identified in this prospectus may offer and sell up to 6,029,048 shares of our common stock which we issued to them in October 2003 in two separate private placement transactions. The selling shareholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices.

         We will not receive any part of the proceeds from sales of these shares by the selling shareholders.

         Our common stock is listed on the American Stock Exchange under the symbol "STG." On November 14, 2003, the last sale price of our common stock reported on the American Stock Exchange was $2.53.

                               __________________

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               __________________




                The date of this prospectus is November 17, 2003.

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                               TABLE OF CONTENTS

ABOUT THIS PROSPECTUS..........................................................1

STONEPATH GROUP, INC...........................................................1

RISK FACTORS...................................................................3

FORWARD-LOOKING STATEMENTS....................................................12

USE OF PROCEEDS...............................................................12

THE OFFERING..................................................................12

SELLING SHAREHOLDERS..........................................................13

PLAN OF DISTRIBUTION..........................................................17

WHERE YOU CAN FIND MORE INFORMATION...........................................19

LEGAL MATTERS.................................................................21

EXPERTS.......................................................................21

                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information provided in this prospectus or incorporated by reference into this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference into this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. The rules of the Securities and Exchange Commission may require us to update this prospectus in the future.

                              STONEPATH GROUP, INC.

         We are a non-asset based third-party logistics services company providing supply chain solutions on a global basis. We offer a full range of time-definite transportation and distribution solutions through our Domestic Services platform where we manage and arrange the movement of raw materials, supplies, components and finished goods for our customers. These services are offered through our domestic air and ground freight forwarding business. We offer a full range of international logistics services, including international air and ocean transportation, as well as customs house brokerage services, through our International Services platform. In addition to these core service offerings, we also provide a broad range of value added supply chain management services, including warehousing, order fulfillment and inventory management. We service a customer base of manufacturers, distributors and national retail chains through a network of offices in 21 major metropolitan areas in North America, plus two international locations, and an extensive network of over 200 independent carriers and over 150 service partners strategically located around the world.

         Our strategic objective is to build a leading global logistics services organization that integrates established logistics companies with innovative technologies. To that end, we are extending our network through a combination of synergistic acquisitions and the organic expansion of our existing base of logistics operations.

         Our acquisition strategy focuses on acquiring and integrating logistics businesses that will enhance our position in current markets as well as extend our network to targeted locations in Asia, South America and Europe. We select acquisition targets based upon their ability to demonstrate: (1) historic levels of profitability; (2) a proven record of delivering superior time-definite distribution and other value added services; (3) an established customer base of large and mid-sized companies; and (4) opportunities for significant growth within strategic segments of our business.

         As we integrate these companies, we intend to create additional shareholder value by: (1) improving productivity through adoption of common technologies and business processes; (2) improving transportation margins by leveraging our growing purchasing power; and (3) enhancing the opportunity for organic growth through cross-selling and offering expanded services.


                                        1


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         Our strategy is designed to take advantage of shifting market dynamics.
The third-party logistics industry continues to grow as an increasing number of businesses outsource their logistics functions to more cost effectively manage and extract value from their supply chains. Also, we believe that the industry is positioned for further consolidation since it remains highly fragmented, and since customers are demanding the types of sophisticated and broad reaching service offerings that can more effectively be handled by larger and more diverse organizations.

         There are a variety of risks associated with our ability to achieve our strategic objectives, including our ability to acquire and profitably manage additional businesses, our current reliance on a small number of key customers, the risks inherent in international operations, and the intense competition in our industry for customers and for the acquisition of additional businesses. For a more detailed discussion of these risks and the risks associated with an investment in our securities, see the discussion under the "Risk Factors" section of this Prospectus beginning on page 3.

         Our executive offices are located at 1600 Market Street, Suite 1515, Philadelphia, Pennsylvania 19103 and our telephone number is (215) 979-8370. Our Internet address is www.stonepath.com. Information contained on our website should not be considered part of this prospectus.

                                  RISK FACTORS

         AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE RISKS DESCRIBED BELOW. YOU SHOULD CAREFULLY CONSIDER THESE RISK FACTORS AND THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION. THE RISKS DESCRIBED BELOW ARE THE MATERIAL RISKS WE BELIEVE ARE ASSOCIATED WITH AN INVESTMENT IN OUR COMMON STOCK. IF ANY OF THE FOLLOWING EVENTS DO OCCUR, OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION COULD BE ADVERSELY AFFECTED. THIS PROSPECTUS ALSO CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF A NUMBER OF FACTORS, INCLUDING THE RISKS DESCRIBED BELOW AND ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE SECTION ENTITLED "FORWARD-LOOKING STATEMENTS" FOR A FURTHER DISCUSSION OF THESE FACTORS.

         If we are unable to profitably manage and integrate the companies we acquire or are unable to acquire additional companies, we will not achieve our growth and profit objectives.

         Our goal is to build a global logistics services organization. Realizing this goal will require the acquisition of a number of diverse companies in the logistics industry covering a variety of geographic regions and specialized service offerings. There can be no assurance that we will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses without substantial costs, delays or other operational or financial problems. Further, acquisitions involve a number of risks, including possible adverse effects on our operating results, diversion of management resources, failure to retain key personnel, and risks associated with unanticipated liabilities, some or all of which could have a material adverse effect on our business, financial condition and results of operations.

         Additional financing will be required to implement our business strategy.

         We believe that our current working capital and anticipated cash flow from operations are adequate to fund existing operations. Our ability to complete further acquisitions, however, is limited until we raise additional capital, primarily due to limitations under our existing credit facility and in view of anticipated expenditures that will be required to satisfy acquisition related earn-out payments that will be due in April 2004. We may finance acquisitions, however, using our common stock for all or some portion of the consideration. In the event that our common stock does not attain or maintain a sufficient market value or potential acquisition candidates are otherwise unwilling to accept our securities as part of the purchase price for the sale of their businesses, we may be required to utilize more of our cash resources, if available, in

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order to continue our acquisition program. If we do not have sufficient cash resources through either operations or from debt facilities, our growth could be limited unless we are able to obtain such additional capital.

         Earn-out payments due in connection with our acquisitions could require us to incur additional indebtedness or issue additional equity securities.

         We are required to make significant cash payments in the future when the earn-out installments for our acquisitions become due. While we believe that some portion of the required cash will be generated by each of the acquired subsidiaries, we most likely will have to secure additional sources of capital to fund some portion of the earn-out payments as they become due. This may require us to incur additional indebtedness or issue additional equity securities. We cannot be certain that we will be able to borrow any funds for this purpose on terms acceptable to us, if at all, or that once we incur such indebtedness, that we will be able to operate profitably. Additional indebtedness could negatively impact our cash flow and ability to make further acquisitions. Issuing additional shares of common stock or common stock equivalents to generate the required financing would increase the number of shares outstanding and further dilute the interests of our existing shareholders.

            This offering will increase the number of shares of our common stock that may be sold into the market. This could have a downward pressure on the trading price of our common stock.

            Sales of substantial amounts of common stock in the public market resulting from this offering could reduce the market price of our common stock and make it more difficult for us to sell equity securities in the future. After this offering, the 6,029,048 shares covered by this prospectus may be resold into the public market immediately. These shares represent approximately 16.6% of our outstanding shares of common stock as of October 20, 2003. Sales of these shares in the public market, or the perception that future sales of these shares could occur, could have the effect of lowering the market price of our common stock below current levels.

         Our credit facility places limitations on the type and number of acquisitions we may make.

         We have obtained a $20 million credit facility from LaSalle Business Credit, Inc. to provide additional funding for acquisitions and for our on-going working capital requirements. Under the terms of the credit facility, we are permitted to make additional acquisitions without the lender's consent only if certain conditions are satisfied. The conditions imposed by the credit facility include the following: (1) the absence of an event of default under the credit facility, (2) the company to be acquired must be in the transportation and logistics industry, (3) the purchase price to be paid must be consistent with our historical business and acquisition model, (4) the undrawn availability under the credit facility must average $5 million for the 60 days preceding the acquisition and must be at least $5 million after giving effect for the acquisition, (5) the lender must be reasonably satisfied with projected financial statements we provide covering a 12 month

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period following the acquisition, (6) the acquisition documents must be provided to the lender and must be consistent with the description of the transaction provided to the lender, (7) the aggregate cash consideration paid at the closing for foreign acquisitions must not exceed $11.3 million, and (8) the number of such permitted acquisitions is limited to four per year (excluding any acquisitions for which the purchase price is payable solely in stock). In the event that we were not able to satisfy the conditions of the credit facility in connection with a proposed acquisition, we would have to forego the acquisition unless we either obtained the lender's consent or retired the credit facility. This may limit or slow our ability to achieve the critical mass we may need to achieve our strategic objectives.

         Our credit facility contains financial covenants that may limit our current availability.

         As of October 22, 2003, we had minimal borrowings outstanding under our credit facility and we had eligible accounts receivable sufficient to support access to the full amount of the facility. However, the terms of our credit facility are subject to certain financial covenants which may limit the amount otherwise available under that facility. Principal among these are financial covenants that limit availability based upon measures of our cash flow, as well as a multiple of funded debt to consolidated United States earnings before interest, taxes, depreciation and amortization ("EBITDA"). Under the funded debt to consolidated EBITDA covenant, our funded debt is limited to a multiple of
2.75 of our United States generated EBITDA measured on a rolling four quarter basis. For example, based on our rolling four quarter United States generated EBIDTA of approximately $6 million, the availability under our credit facility was approximately $16.5 million as of the end of our second quarter of 2003 (even though at that time our facility was limited to $15 million). As our rolling four quarter United States EBITDA increases or decreases, the availability under our credit facility will increase or decrease.

         Due to our acquisition strategy, our earnings will be adversely affected by non-cash charges relating to amortization of intangibles.

         Under applicable accounting standards, purchasers are required to allocate the total consideration paid in a business combination to the identified acquired assets and liabilities based on their fair values at the time of acquisition. The excess of the consideration paid in the business combination over the fair value of the identifiable tangible assets acquired is to be allocated among certain identifiable intangible assets and goodwill. The amount allocated to goodwill is not subject to amortization, however, it is tested at least annually for impairment. The amount allocated to identifiable intangibles, such as customer relationships and the like, is to be amortized over the life of the intangible assets; thus, subjecting the purchaser to periodic charges against its earnings to the extent of the amortization incurred for that period. Because our business strategy focuses on growth through acquisitions, our future earnings will be subject to greater non-cash amortization charges than a company whose earnings are derived organically. As a result, we will experience an increase in non-cash charges related to the amortization of intangible assets acquired in our acquisitions. This will create the appearance, based on our financial statements, that our intangible assets are diminishing

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in value, when in fact we may be growing our customer relationships and creating value. Because of this discrepancy, we use EBITDA to measure our financial performance as we believe it better demonstrates our true earnings capacity. However, the investment community generally measures a pubic company's performance by its net income. Thus, even though we believe EBITDA better demonstrates our true earnings capacity, should the investment community elect to place more emphasis on our net income, the future price of our common stock could be adversely effected.

         Since we are not obligated to follow any particular criteria or standards for acquisition candidates, shareholders must rely solely on our ability to identify, evaluate and complete acquisitions.

         Even though we have developed general acquisition guidelines, we are not obligated to follow any particular operating, financial, geographic or other criteria in evaluating candidates for potential acquisitions or business combinations. We target companies which we believe will provide the best potential long-term financial return for our shareholders and we determine the purchase price and other terms and conditions of acquisitions. Our shareholders will not have the opportunity to evaluate the relevant economic, financial and other information that we will use and consider in deciding whether or not to enter into a particular transaction.

         The scarcity of and competition for acquisition opportunities makes it more difficult to complete acquisitions.

         There are a limited number of operating companies available for acquisition which we consider desirable. In addition, there is a high level of competition among companies seeking to acquire these operating companies. A large number of established and well-financed entities are active in acquiring the type of companies we believe are desirable. Many of these entities have significantly greater financial resources than we have. Consequently, we are at a competitive disadvantage in negotiating and executing possible acquisitions of these businesses. Even if we are able to successfully compete with these entities, this competition may affect the terms of completed transactions and, as a result, we may pay more than we expected for potential acquisitions. We may find it difficult to identify operating companies that complement our strategy, and even if we identify a company that complements our strategy, we may be unable to complete an acquisition of such a company for many reasons, including:

         o a failure to agree on the terms necessary for a transaction, such as purchase price;
         o incompatibility of operating strategies and management philosophies;
         o   competition from other acquirers of operating companies;
         o   insufficient capital to acquire a profitable logistics company; and
         o the unwillingness of a potential acquiree to work with our management or our affiliated companies.

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         If we are unable to successfully compete with other entities in acquiring the companies we target, we will not be able to successfully implement our business plan.

         The issuance of additional securities may cause additional dilution to the interests of our existing shareholders.

         The additional financing required to fund our acquisition strategy may require us to issue additional shares of common stock or common stock equivalents to generate the required financing. For example, we recently issued 6,024,908 shares of our common stock in two private placement transactions that closed in October 2003. These issuances, plus any subsequent issuances of securities, will further increase the number of shares outstanding and further dilute the interests of our existing shareholders. We may issue more shares of common stock for this purpose without prior notice to our shareholders.

         We may also issue securities to, among other things, facilitate a business combination, acquire assets or stock of another business, compensate employees or consultants or for other valid business reasons in the discretion of our Board of Directors, which could further dilute the interests of our existing shareholders.

         The exercise or conversion of our outstanding options, warrants or other convertible securities or any derivative securities we issue in the future will result in the dilution of the ownership interests of our existing shareholders and may create downward pressure on the trading price of our common stock.
         We are currently authorized to issue 100,000,000 shares of common stock. As of October 20, 2003, we have 36,212,369 outstanding shares. We may in the future issue up to 16,006,880 additional shares of our common stock upon exercise or conversion of existing outstanding convertible securities in accordance with the following schedule:

                                                           Number of Shares        Proceeds
                                                           ----------------        --------
         Upon conversion of our Series D                      3,251,250           $        --
         Preferred Stock
         Options granted under our Stock Option               8,730,184            10,940,205
         Plan
         Non-Plan Options                                     1,985,100             3,436,250
         Warrants                                             2,040,346             2,100,356
                                                             ----------           -----------
         Total                                               16,006,880           $16,476,811
                                                             ==========           ===========

         Even though the aggregate exercise of these securities could generate material proceeds for us, the issuance of these additional shares would result in the dilution of the ownership interests of our existing common shareholders and the market price of our common stock could be adversely affected.

         We rely on a small number of key customers, the loss of any of which would have a negative effect on our results of operations.

         Even though our customer base will likely diversify as we grow through acquisitions, our customer base has been highly concentrated. For the year ended

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December 31, 2002 our largest customer, Best Buy Co., Inc., a national retail chain, accounted for approximately 29% of our total revenues. Our next five largest customers accounted for approximately 21% of our total revenues, with none of these customers accounting for 10% or more of our total revenues. We believe the risk posed by this concentration is mitigated by our longstanding and continuing relationships with these customers and we are confident that these relationships will remain ongoing for the foreseeable future. We intend to continue to provide superior service to all of our customers and have no expectation that revenues from any of these customers will be reduced as a result of any factors within our control. However, adverse conditions in the industries of our customers could cause us to lose a significant customer or experience a decrease in shipment volume. Either of these events could negatively impact us. Our immediate plans, however, are to reduce our dependence on any particular customer or customers by increasing our sales and customer base by, among other things, diversifying our service offerings and continuing with our growth strategy.

         The risks associated with international operations could adversely affect our operations and ability to grow outside of the United States.

         A significant portion of our revenues is derived from our international operations and the growth of those operations is an important part of our business strategy. Our current international operations are focused on the shipment of goods into and out of the United States and are dependent on the volume of international trade with the United States. Our strategic plan contemplates the growth of those operations as well as the expansion into the transportation of goods wholly outside of the United States. The following factors could adversely affect our current international operations as well as the growth of those operations:

         o the political and economic systems in certain international markets are less stable than in the United States;
         o wars, civil unrest, acts of terrorism and other conflicts exist in certain international markets;
         o export restrictions, tariffs, licenses and other trade barriers can adversely affect the international trade serviced by our international operations;
         o managing distant operations with different local market conditions and practices is more difficult than managing domestic operations;
         o differing technology standards in other countries present difficulties and incremental expense in integrating our services across international markets;
         o complex foreign laws and treaties can adversely affect our ability to compete; and
         o our ability to repatriate funds may be limited by foreign exchange controls.

         Terrorist attacks and other acts of violence or war may affect any market on which our shares trade, the markets in which we operate, our operations and our profitability.

         Terrorist acts or acts of war or armed conflict could negatively affect our

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operations in a number of ways. Primarily, any of these acts could result in increased volatility in or damage to the U.S. and worldwide financial markets and economy. They could also result in a continuation of the current economic uncertainty in the United States and abroad. Acts of terrorism or armed conflict, and the uncertainty caused by such conflicts, could cause an overall reduction in worldwide sales of goods and corresponding shipments of goods. This would have a corresponding negative effect on our operations. Also, terrorist activities similar to the type experienced on September 11, 2001 could result in another halt of trading of securities on the American Stock Exchange, which could also have an adverse affect on the trading price of our shares and overall market capitalization.

         We depend on the continued service of certain executive officers. We can not assure you that we will be able to retain these persons.

         For the foreseeable future, our success will depend largely on the continued services of our Chief Executive Officer, Dennis L. Pelino, as well as the heads of our domestic and international service organizations, Gary Koch and Jason Totah, because of their collective industry knowledge, marketing skills and relationships with major vendors and customers. We have employment agreements with each of these individuals which contain a non-competition covenant which survives their actual term of employment. Nevertheless, should any of these individuals leave the Company, it could have a material adverse effect on our future results of operations.

         We face intense competition in our industry.

         The freight forwarding, logistics and supply chain management industry is intensely competitive and is expected to remain so for the foreseeable future. We face competition from a number of companies, including many that have significantly greater financial, technical and marketing resources. There are a large number of companies competing in one or more segments of the industry, although the number of firms with a global network that offer a full complement of freight forwarding and supply chain management services is more limited. Depending on the location of the customer and the scope of services requested, we must compete against both the niche players and larger entities. In addition, customers increasingly are turning to competitive bidding situations involving bids from a number of competitors, including competitors that are larger than we are.

         Our stock price may be volatile due to factors under, as well as out of, our control.

         The market price of our common stock could be highly volatile. Some factors that may affect the market price include:

         o   actual or anticipated fluctuations in our operating results;
         o announcements of technological innovations or new commercial products or services by us or our competitors;

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         o   a continued weakening of general market conditions which in turn could have a depressive effect on the volume of goods shipped and shipments that we manage or arrange;
         o   acts of global terrorism or armed conflicts; and
         o changes in recommendations or earnings estimates by us or by securities analysts.

         Furthermore, the stock market has historically experienced volatility which has particularly affected the market prices of securities of many companies with a small market capitalization and which sometimes has been unrelated to the operating performances of such companies.

         Our cash flow will be adversely affected in the future once we fully utilize our consolidated net operating loss carryforward.

         Due to losses we incurred in our former business model, we have accumulated a net operating loss carryforward for federal income tax purposes. As of December 31, 2002, we expect that approximately $21.7 million of these losses will be available to offset our taxable income until the losses are fully utilized. Once these losses have been fully utilized, our cash flows will be affected accordingly.

         If we fail to improve our management information and financial reporting systems, we may experience an adverse effect on our operations and financial condition.

         Our management information and financial reporting systems need to be improved at the consolidated level. We may experience delays, disruptions and unanticipated expenses in implementing, integrating and operating our consolidated management information and financial reporting systems. Failure to enhance these systems could delay our receipt of management and financial information at the consolidated level which could disrupt our operations or impair our ability to monitor our operations and have a negative effect on our financial condition.

         Because we are a holding company, we depend on receiving distributions from our subsidiaries and we could be harmed if such distributions could not be made in the future.

         We are a holding company and all of our operations are conducted through subsidiaries. Consequently, we rely on dividends or advances from our subsidiaries. The ability of such subsidiaries to pay dividends and our ability to receive distributions on our investments in other entities is subject to applicable local law and other restrictions including, but not limited to, applicable tax laws. Such laws and restrictions could limit the payment of dividends and distributions to us which would restrict our ability to continue operations.

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         We believe our industry is consolidating and if we cannot gain sufficient market presence, we may not be able to compete successfully against larger global companies.

         We believe the marked trend within our industry is towards consolidation of the niche players into larger companies which are attempting to increase global operations through the acquisition of regional and local freight forwarders. If we cannot gain sufficient market presence or otherwise establish a successful strategy in our industry, we may not be able to compete successfully against larger companies in our industry with global operations.

         We may be required to incur material expenses in defending or resolving outstanding lawsuits which would adversely affect our results of operations.

         We are a defendant in a number of legal proceedings, including one particular matter that we have identified as material in our periodic SEC filings. Although we believe that the claims asserted in these proceedings are without merit, and we intend to vigorously defend these matters, we could incur material expenses in the defense and resolution of these matters. Since we have not established any reserves in connection with these claims, any such liability would be recorded as an expense in the period incurred or estimated. This amount, even if not material to our overall financial condition, could adversely affect our results of operations in the period recorded.

         We have a very limited operating history upon which you can evaluate our prospects.

         During 2001, we discontinued our former business model of developing early-stage technology businesses, and adopted a new model of delivering non-asset based third-party logistics services. The first acquisition under our new business model occurred on October 5, 2001. Subsequent acquisitions were completed during 2002 and 2003. As a result, we have a very limited operating history under our current business model. Even though we are managed by senior executives with significant experience in the industry, our limited operating history makes it difficult to predict the longer-term success of our business model.

         Provisions of our charter and applicable Delaware law may make it more difficult to complete a contested takeover of our Company.

         Certain provisions of our certificate of incorporation and the General Corporation Law of the State of Delaware (the "GCL") could deter a change in our management or render more difficult an attempt to obtain control of us, even if such a proposal is favored by a majority of our shareholders. For example, we are subject to the provisions of the GCL that prohibit a public Delaware corporation from engaging in a broad range of business combinations with a person who, together with affiliates and associates, owns 15% or more of the corporation's outstanding voting shares (an "interested shareholder") for three years after the person became an interested shareholder, unless the business combination is approved in a prescribed manner. Finally, our certificate of incorporation

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includes undesignated preferred stock, which may enable our Board of Directors to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise.

                           FORWARD-LOOKING STATEMENTS

         This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us and our subsidiaries that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "continue," "estimate," "project," "intend," or the negative of such terms or other similar expressions. You should not place undue reliance on these forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events. You should also know that such statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions. Many of these risks and uncertainties are set forth in the "Risk Factors" section of this prospectus and in our other filings with the Securities and Exchange Commission. Should any of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may differ materially from those included within the forward-looking statements.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of common stock by the selling shareholders.

                                  THE OFFERING

         On or about October 16, 2003, we completed a private placement transaction in which we issued 5,983,500 shares of our common stock for aggregate gross proceeds of $13,163,700. Stonegate Securities, Inc. acted as placement agent in connection with the private placement of 5,983,500 shares of common stock subject to this prospectus. In connection therewith, Stonegate Securities, Inc. received compensation consisting of a four percent (4%) cash fee of $526,548.

         On or about October 24, 2003, we completed a private placement transaction in which we issued 45,548 shares of our common stock in lieu of approximately $108,405 of liquidated damages that were owed by us as a result of a delay in the registration of shares of common stock issued in a private placement transaction completed earlier this year. There were no fees associated with the private placement of the 45,548 shares.

         The terms of both of the transactions required that we agree to register for public resale the shares of common stock being offered for sale under this prospectus.

                              SELLING SHAREHOLDERS

         The following table sets forth the name of the selling shareholders, the number of shares of common stock beneficially owned by them as of the date of this prospectus and the number of shares of our common stock which may be offered for sale pursuant to this prospectus by the selling shareholders. The table also sets forth any material relationship between the Company and each selling shareholder based upon information currently available to the Company and the number of shares beneficially owned and the percentage ownership of each selling shareholder after the offering. This table has been prepared based on the assumption that 36,212,369 shares of common stock will be outstanding as of the date of this prospectus.

         The information in this table assumes that all of the shares held by each selling shareholder and being offered under this prospectus are sold to persons who are not affiliates of such selling shareholder, and that each selling shareholder acquires no additional shares of common stock before the completion of this offering.

                                   Number of                                       Number of
                                   ---------                                       ---------
                                   Shares of      Percentage      Number of        Shares of     Percentage
                                   ---------      ----------      ---------        ---------     ----------
Name                                Common          Before         Shares           Common         After
----                                ------          ------         ------           ------         -----
                                 Stock Before      Offering        Offered           Stock        Offering
                                 ------------      --------        -------           -----        --------
                                   Offering                        Hereby            After
                                   --------                        ------            -----
                                                                                    Offering
                                                                                    --------

A.C. Israel Enterprises, Inc.
707 Westchester Avenue
Suite 405                          436,240          1.20%          156,240           280,000         (*)
White Plains, NY 10604


A. Spector Capital, LLC
801 S. Rampart - Suite 200         641,000          1.77%          100,000           541,000       1.49%
Las Vegas, NV 89145


Atlas Capital (Q.P.), L.P. (1)
100 Crescent Court #880            106,150            (*)           47,125            59,025         (*)
Dallas, TX 75201

Atlas Capital Master Fund,
L.P.(1)
100 Crescent Court #880            332,350            (*)          141,375           190,975         (*)
Dallas, TX 75201


Boston Partners Asset
Management, L.P.(2) (7)
28 State Street, 20th Floor        750,000          2.07%          750,000                 0          0
Boston, MA 02109


Chilton Small Cap Partners,
LP(3)
c/o Chilton Investment
Company, Inc.                      244,956            (*)          131,976           112,980         (*)
1266 E. Main Street, 7th Floor
Stamford, CT 06902


Chilton Small Cap
International, LP(3)
c/o Chilton Investment
Company, Inc.                      520,444          1.44%          268,024           252,420         (*)
1266 E. Main Street, 7th Floor
Stamford, CT 06902


George B. Clairmont 5-8-51
Trust                               95,872            (*)            1,872            94,000         (*)
950 Third Avenue - 9th Fl.
New York, NY 10022


Crestview Capital Fund II,
L.P.                               100,000            (*)          100,000                 0          0
95 Revere Drive, Suite F
Northbrook, IL 60062


The Frost National Bank,
F/b/o Renaissance US Growth
Investment Trust PLC (4)           281,240            (*)           81,240           200,000         (*)
Trust No. W00740100
8080 N. Central Expressway
Suite 210 - LB-59
Dallas, TX 75206

The Frost National Bank,
F/b/o Renaissance Capital
Growth & Income Fund III,
Inc.;(4)                           281,240            (*)           81,240           200,000         (*)
Trust No. W00740000
8080 N. Central Expressway
Suite 210-LB-59
Dallas, TX 75206


Gryphon Master Fund, LP
500 Crescent Ct. #270              100,000            (*)          100,000                 0          0
Dallas, TX 75201


HSBC Global Custody,
Nominee (U.K.) Limited,
Designation No.
896414(4)                          562,478          1.55%          162,478           400,000       1.10%
8080 N. Central Expressway
Suite 210 - LB-59
Dallas, TX 75206


MicroCapital Fund, LP
410 Jessie Street, Suite 1002      100,000            (*)          100,000                 0          0
San Francisco, CA 94103


Peter A Massaniso(5)
1548 The Greens Way                538,700          1.49%           50,000           488,700       1.35%
Jacksonville, FL 32250


Porter Partners, LP
300 Drakes Landing Rd.
Suite 175                          100,000            (*)          100,000                 0          0
Greenbrae, CA 94904


Pequot Scout Fund, LP(6)
c/o Pequot Capital
Management, Inc.                   125,000            (*)          125,000                 0          0
500 Nyala Farm Road
Westport, CT 06880


Pequot Navigator Onshore
Fund, LP(6)
c/o Pequot Capital
Management, Inc.                   125,000            (*)          125,000                 0          0
500 Nyala Farm Road
Westport, CT 06880

Sherleigh Associates, Inc.
Profit Sharing Plan, Jack
Silver Trustee                   1,991,678          5.50%          712,478         1,279,200       3.53%
920 Fifth Avenue #3B
New York, NY 10021


Smith Barney Investment
Funds, Inc., Smith Barney
Small Cap Value Fund               900,600          2.49%          850,000           50,600          (*)
125 Broad Street
New York, NY 10004


Southwell Partners, L.P.
1901 N. Akard Street             1,680,300          4.64%        1,300,000           380,300       1.05%
Dallas, TX 75201


Weiss, Peck & Greer
Investments,
a division of Robeco USA,
L.L.C.                             342,400            (*)          342,400                 0          0
c/o Robeco USA, LLC (7)
One New York Plaza
New York, NY 10004


Westpark Capital, LP
4965 Preston Park Blvd. #220        45,000            (*)           45,000                 0          0
Plano, TX 75093

WPG Tudor Fund
c/o Robeco USA, L.L.C. (7)         157,600            (*)          157,600                 0          0
One New York Plaza
New York, NY 10004

TOTAL                                                            6,029,048


 * Less than one percent.
________________________

         (1)      Under common management

         (2) Includes 559,600 shares owned on behalf of the Boston Partners Small Cap Value Fund II, in its capacity as investment adviser, and 190,400 shares owned on behalf of the Kaiser Permanente Retirement Plan, in its capacity as investment adviser

         (3)      Managed by Chilton Investment Company, Inc. as General Partner

         (4)      Managed by Renn Capital Group, Inc. as Investment Manager

         (5) Includes 200,000 shares owned by a Limited Partnership of which the named Selling Shareholder is the General Partner. Also includes 238,700 shares owned by family entities over which the Selling Shareholder has discretionary authority.

         (6) Pequot Capital Management, Inc. holds voting and dispositive powers on behalf of each of the named Selling Shareholders.

         (7) Weiss, Peck & Greer Investments, a division of Robeco USA, LLC, is the Investment Advisor of WPG Tudor Fund. Robeco USA, LLC is also the majority owner of Boston Partners Asset Management, L.P.

                              PLAN OF DISTRIBUTION

         The securities covered by this prospectus were purchased or acquired by the selling shareholders in the ordinary course of their business. At the time the securities were purchased or acquired by the selling shareholders, the selling shareholders had no agreements, understandings, directly or indirectly, with any person to distribute the securities. The selling shareholders, or their respective pledges, donees, transferees, or any of their successors in interest selling shares received from a named selling shareholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus (all of whom may be selling shareholders), may sell the securities from time to time on any stock exchange or quotation system on which the securities may be listed or quoted, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated.

         The selling shareholders may sell the securities by one or more of the following methods, without limitation:

         o block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may purchase and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus, including resale to another broker or dealer;

         o an exchange distribution in accordance with the rules of any stock exchange on which the securities are listed;

         o ordinary brokerage transactions and transactions in which the broker solicits purchases;

         o   through dealers or agents or to dealers acting as market makers;

         o   privately negotiated transactions;

         o   short sales;

         o through the writing of options on the securities, whether or not the options are listed on an options exchange;

         o through the distribution of the securities by any selling shareholder to its partners, members or stockholders;

         o one or more underwritten offerings on a firm commitment or best efforts basis; and

         o   any combination of any of these methods of sale.

         The distribution of the shares may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. We do not know of any arrangements by the selling shareholders for the sale of any of the securities.

         The selling shareholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as an agent of a selling shareholder. Broker-dealers may agree with a selling shareholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for a selling shareholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed or quoted, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. Assuming that required holding periods and other criteria are satisfied, the selling shareholders may also sell the securities in accordance with Rule 144 under the Securities Act of 1933 rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus.

         To the extent required under the Securities Act of 1933, the aggregate amount of any selling shareholder securities being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in a post-effective amendment or an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling shareholder and/or purchasers of selling shareholders' securities, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

         The selling shareholders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

         The selling shareholders may enter into hedging transactions with third parties, which may in turn engage in short sales of the securities in the course of hedging the position they assume. Such third parties may receive compensation in the form of underwriting discounts, concessions or commissions from the selling shareholders or the purchasers of the securities for whom they may act as agents. The selling shareholders may also enter into short positions or other derivative transactions relating to the securities, or interests in the securities, and deliver the securities, or interests in the securities, to close out their short or other positions or otherwise settle short sales or other transactions, or loan or pledge the securities, or interests in the securities, to third parties that in turn may dispose of these securities.

         We have agreed to indemnify in certain circumstances certain of the selling shareholders against certain liabilities, including liabilities under the Securities Act of 1933. The selling shareholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act of 1933. Insofar as we are permitted to indemnify the selling shareholders for liabilities arising under the Securities Act of 1933, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is unenforceable. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of securities against certain liabilities, including liabilities arising under the Securities Act of 1933.

         The selling shareholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Exchange Act of 1934, and the rules and regulations thereunder, including Regulation M, which provisions may limit the timing of the purchase and sale of our securities by them.

         The selling shareholders reserve the right to accept and, together with their agents from time-to-time, to reject, in whole or in part, any proposed purchase of the securities to be made directly or through agents.

         We will not receive any proceeds from the sale of the shares. We will pay the expenses of preparing this prospectus and the related registration statement.

         We can not assure you that the selling shareholders will sell all or any portion of the securities offered hereby.

                    WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, as well as proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450

Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov, which contains reports, proxy statements and other information regarding registrants like us that file electronically with the SEC.

         This prospectus is part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits filed with the SEC. You may refer to the registration statement and its exhibits for more information.

         The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. If we subsequently file updating or superseding information in a document that is incorporated by reference into this prospectus, the subsequent information will also become part of this prospectus and will supersede the earlier information.

         We are incorporating by reference the following documents that we have filed with the SEC:

         o our Annual Report on Form 10-K for the year ended December 31, 2002, as amended by Form 10-K/A filed with the SEC on August 28, 2003;

         o our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, as amended by Form 10-Q/A filed with the SEC on August 28, 2003;

         o Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, as amended by Form 10-Q/A filed with the SEC on August 28, 2003;

         o Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 filed with the SEC on November 17, 2003;

         o Our Current Reports on Form 8-K and 8-K/A as filed with the SEC on May 8, 2003, July 7, 2003, July 17, 2003, August 7, 2003, August
             13, 2003, August 15, 2003, August 28, 2003 and September 9, 2003;
             and

         o the description of our common stock, $.001 par value per share, contained in our registration statement on our amended Form 8-A filed pursuant to Section 12(b) of the Securities Exchange Act of 1934, dated June 29, 2001, and any subsequent amendments or reports filed for the purpose of updating such description.

         We are also incorporating by reference into this prospectus all of our future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed.

         You may obtain a copy of any of our filings which are incorporated by reference, at no cost, by contacting us at:

                                    Stonepath Group, Inc.
                                    1600 Market Street, Suite 1515
                                    Philadelphia, PA  19103
                                    Attention:  Stephen M. Cohen,
                                    Senior Vice President and General Counsel
                                    Telephone: (215) 979-8370

         You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus. If we subsequently file updating or superseding information in a document that is incorporated by reference into this prospectus, the subsequent information will also become part of this prospectus and will supersede the earlier information.

                                  LEGAL MATTERS

         The validity of the shares being issued will be passed upon for the Company by Buchanan Ingersoll, PC, 14th Floor, 1835 Market Street, Philadelphia, PA 19103.

                                     EXPERTS

         The consolidated financial statements and schedule of the Company as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report contains an explanatory paragraph that states that the Company has restated its consolidated financial statements as of and for the years ended December 31, 2002 and 2001.

         The combined financial statements of M.G.R., Inc. d/b/a Air Plus Limited, Distribution Services, Inc., and Contract Air, Inc. for the year ended December 31, 2000 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

         The financial statements of Regroup Express, LLC as of December 31, 2002 and 2001, and for the years then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

         The financial statements of G-Link Express Pte. Ltd. as of and for the year ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of Ho, Sneddon, Chui, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

           The financial statements of G-Link Express (Cambodia) Pte. Ltd. as of and for the year ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of Ho, Sneddon, Chui, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                              Stonepath Group, Inc.


                        6,029,048 Shares of Common Stock



                                  ____________

                                   PROSPECTUS

                                  ____________



         We have not authorized any dealer, salesperson or other person to give any information or represent anything contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell nor does it solicit an offer to buy any shares of common stock in any jurisdiction where it is unlawful. The information in this prospectus is current as of November 17, 2003.